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                                  United States
                       Securities and Exchange Commission
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                  Annual Filing

                        PRINCETON NATIONAL BANCORP, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   742282-10-6
                                 (CUSIP Number)

                                    12/31/06
           (Date of event which requires the filing of this statement)

Check the appropriate box to designate the rule pursuant to which the schedule is filed:

     [X]  Rule 13d-1 b

     [ ]  Rule 13d-1 c

     [ ]  Rule 13d-1 d

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the act (however, see the notes).

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1.   Name of Reporting Person S.S. or I.R.S. Identification No. of Person

     CITIZENS FIRST NATIONAL BANK OR PRINCETON (36-0917979) WITH JESCO & CO. (36-6538241) AS NOMINEE

2.   Check the appropriate box if a member of a group

     A    [ ]

     B    [ ]

3.   SEC Use Only

4.   Citizenship of place or organization

     FEDERALLY CHARTERED NATIONAL BANKING ASSOCIATION

5.   Sole Voting Power                                                  0 SHARES

6.   Shared Voting Power                                                0 SHARES

7.   Sole Dispositive Power                                        15,045 SHARES

8.   Shared Dispositive Power                                     167,195 SHARES

9.   Aggregate amount beneficially owned by each report person    182,240 SHARES

10.  Check box if the aggregate amount in Row (9) excludes certain shares    [ ]

11.  Percent of class represented by amount in Row (9)                     5.43%

12.  Type of reporting person                                                 BK

Item 1.

A)   Name of Issuer:

     PRINCETON NATIONAL BANCORP, INC.

B)   Address of Issuer's principal executive offices

     606 S. MAIN STREET, PRINCETON, ILLINOIS 61356

Item 2.

A)   Name of person filing:

     CITIZENS FIRST NATIONAL BANK OF PRINCETON, ILLINOIS NOMINEE: JESCO & CO

B)   Address of principal business office or, if none, residence

     606 SOUTH MAIN STREET, PRINCETON, ILLINOIS 61356


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C)   Citizenship

     FEDERALLY CHARTERED NATIONAL BANKING ASSOCIATION

D)   Title of class of securities:

     COMMON STOCK

E)   CUSIP Number

     742282-10-6

Item 3.

     If this statement is filed pursuant to Section 240.13D-1(B) or Section 240.13(D)-2(B) or (C), check whether the person filing is a:

B)   [X] Bank is defined in Section 3(A)(6) of the Exchange Act.

Item 4.

     Ownership

A)   Amount beneficially owned

     182,240 SHARES

B)   Percent of class

     5.43%

C)   Number of shares as to which the person has:

     (I)  Sole power to vote or direct the vote of 0 shares

     (II) Shared power to vote or direct the vote 0 representing allocated shares

     (III) Sole power to dispose or to direct the disposition of 15,045 shares

     (IV) Shared power to dispose or direct the disposition of 167,195 shares

Item 5.

     Ownership of five percent or less of a class

     NOT APPLICABLE

Item 6.

     Ownership of more than five percent on behalf of another person

     NOT APPLICABLE

Item 7.

     Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company

     NOT APPLICABLE

Item 8.

     Identification and classification of members of the group

     NOT APPLICABLE


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Item 9.

        Notice of dissolution of group

        NOT APPLICABLE

Item 10.

     Certification

     The following certification shall be included if the statement is filed pursuant to Rule 13D-1(B):

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        January 17, 2007

                                        JESCO & Co. as Nominee for Citizens
                                        First National Bank


                                        /s/ Linda L. Grove
                                        ----------------------------------------
                                        (Signature)
                                        Linda L. Grove, Vice President &
                                        Chief Fiduciary
                                        Administrative Officer


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